EXHIBIT 99.1

HOMELAND PRECIOUS METALS CORP.

NOTICE OF 2008 ANNUAL AND
SPECIAL GENERAL MEETING

INFORMATION CIRCULAR

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING	i

INFORMATION CIRCULAR	1
Solicitation of Proxies	1
Appointment and Revocation of Proxies	1
Voting of Proxies	2
Exercise of Discretion	2
Voting Securities and Principal Holders of Voting Securities	2
Quorum and Votes Necessary to Approve Matters at Meeting	3
Particulars of Matters to be Acted Upon at the Meeting	3
Receipt of the Financial Statements and Auditors' Report	3
Appointment of Auditors	3
Election of Directors	4
Consolidation of the Company’s Outstanding Class “A” Voting Shares	4
Approval of Amendment to Authorized Share Capital	5
Approval of Continuance of the Company	6
Executive Compensation	13
Summary Compensation Table	13
Long-Term Incentive Plans	13
Options Granted During the Most Recently Completed Financial Year	14
Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values	14
Termination of Employment, Change in Responsibilities and Employment Contracts	14
Compensation of Directors	14
Other Option Grants	15
Securities Authorized for Issuance under Equity Compensation Plans	15
Equity Compensation Plan Information	15
Corporate Governance	17
Interest of Insiders in Material Transactions	19
Interest of Certain Persons in Matters to be Acted Upon	19
Indebtedness of Directors and Senior Officers	19
Additional Information	19

Schedule A – Proposed Text of Resolutions	A-1
Schedule B – Dissent Provisions of the Business Corporations Act (British Columbia)	B-1
Schedule C – Form of Articles of Continuance	C-1
Schedule D – Form of By-laws	D-1

HOMELAND PRECIOUS METALS CORP.
NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the “Meeting”) of the shareholders of HOMELAND PRECIOUS METALS CORP. (the “Company”) will be held at the offices of Borden Ladner Gervais LLP, 1200 – 200 Burrard Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on March 27, 2009 for the following purposes:

1.	to receive and consider the consolidated financial statements of the Company for the financial year ended March 31, 2008, together with the auditors report thereon;

2.	to re-appoint Robison, Hill & Co. as the auditors of the Company to hold office until the next annual general meeting at a remuneration to be fixed by the Board of Directors;

3.           to elect directors to hold office until the next annual general meeting of the Company;

4.
to consider and, if deemed advisable, to pass a special resolution authorizing the directors to implement a reverse stock split, or consolidation, of the Company’s Class “A” Voting Shares (the “common shares”) on the basis of one post-consolidation common share for each one hundred pre-consolidation common shares (the “Consolidation Resolution”).  The full text of the proposed Consolidation Resolution is set out in Schedule A to the accompanying information circular for the Meeting (the “Information Circular”);

5.
to consider and, if deemed advisable, to pass a special resolution approving an amendment to the Company’s Notice of Articles and Articles to increase the number of authorized common shares from 300,000,000 common shares to an unlimited number of common shares (the “Share Capital Resolution”). The full text of the proposed Share Capital Resolution is set out in Schedule A to the accompanying Information Circular;

6.
to consider and, if deemed advisable, to pass a special resolution to approve the continuance (the "Continuance") of the Company from the Province of British Columbia to the Province of Alberta pursuant to section 188 of the Business Corporations Act (Alberta) (the "ABCA"), all as more particularly described in the Information Circular (the “Continuance Resolution”).  The full text of the proposed Continuance Resolution is set out in Schedule A to the accompanying Information Circular; and

7.	to transact such further and other business as may be properly brought before the Meeting.

 Accompanying this Notice of Meeting are:  (i) the Information Circular; and (ii) a form of Proxy for use at the Meeting.

The record date (the "Record Date") for determination of the Company shareholders (the "Shareholders") entitled to receive notice of and to vote at the Meeting is February 24, 2009. Shareholders whose names have been entered in the register of the Company shares by the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

If you are a registered shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it with Mr. Bruce Johnstone, Suite 334 – 336 36th Street, Bellingham, WA 98225 not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.

i

Many shareholders of the Company are non-registered shareholders whose shares are actually registered in the name of a broker or other intermediary or a nomine of such parties.  If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with these instructions, you may lose the right to vote at the Meeting.

If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact the Company by telephone at 775-770-0872.

Registered holders of the Company have the right to dissent with respect to the Continuance Resolution and, if the Continuance Resolution becomes effective, to be paid the fair value of their shares in accordance with Division 2 of Part 8 of the Business Corporations Act (British Columbia).  A Shareholder's right to dissent is more particularly described in the Information Circular and the text of the applicable sections of the Business Corporations Act (British Columbia) are set forth in Schedule B to the Information Circular.  A dissenting Shareholder must send to the Company, c/o its counsel, Borden Ladner Gervais LLP, 1200 – 200 Burrard Street, Vancouver, British Columbia, Attention: Warren Learmonth, a written objection to the Continuance Resolution, which written objection must be received by 4:30 p.m. (Vancouver time) on March 25, 2009.

Failure to strictly comply with the requirements set forth in sections 237 to 247 of the Business Corporations Act (British Columbia) with respect to the Continuance may result in the loss of any right to dissent.  Persons who are beneficial owners of the shares, registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of the shares are entitled to dissent. Accordingly, a beneficial owner of the shares desiring to exercise the right to dissent must make arrangements for the shares beneficially owned by such holder to be registered in such holder's name prior to the time the written objection to the Continuance Resolution is required to be received by the Company or, alternatively, make arrangements for the registered holder of such shares, to dissent on behalf of the holder.

This Notice of Meeting, the Information Circular, and the form of Proxy are first being sent to shareholders of the Company on or about February 26, 2009.

DATED at Vancouver, British Columbia, this 24th day of February, 2009.

BY ORDER OF THE BOARD

 (signed) Bruce Johnstone
Bruce Johnstone, President and CEO
Homeland Precious Metals Corp.

ii

HOMELAND PRECIOUS METALS CORP.

INFORMATION CIRCULAR

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of HOMELAND PRECIOUS METALS CORP. (the “Company”) to be used at the annual and special general meeting (the “Meeting”) of shareholders of the Company to be held at the offices of Borden Ladner Gervais LLP, 1200 – 200 Burrard Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on March 27, 2009, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual and Special General Meeting (“Notice of Meeting”).  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by Directors, Officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the enclosed Proxy are Directors or Officers of the Company.  A registered shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of Proxy, and may do so either by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by subsequently completing another suitable form of Proxy.

A Proxy will not be valid unless the completed and signed Proxy is delivered to the offices of the Corporation at 136 – 1489 Marine Drive, West Vancouver, B.C., V7T 1B8 (Facsimile: (604) 980-4115), not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the scheduled commencement of the Meeting or any adjournment or postponement thereof.  An undated but executed Proxy will be deemed to be dated the date of mailing of the Proxy.

A registered shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by the registered shareholder or by such shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and, (b) delivered to the office of the Corporation at 136 – 1489 Marine Drive, West Vancouver, B.C., V7T 1B8 (Facsimile: (604) 980-4115), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.  Attendance at the Meeting and participation in a poll by a registered shareholder will automatically revoke the Proxy.

Voting of Proxies

Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by such proxies will be voted accordingly.  If no choice is specified, the persons designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.  If for any reason the instructions of a shareholder in a proxy are uncertain as they relate to the election of Directors, the proxyholder will not vote the common shares represented by that proxy for any Director.

Exercise of Discretion

The shares represented by any Proxy in favour of the management nominees will, if the instructions contained in the Proxy are certain, be voted or withheld from voting on any poll in accordance with the instructions of the registered shareholder in the Proxy and, if the registered shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  In the absence of such direction or where the instructions are uncertain, it is intended that such shares will be voted for the approval of the items set out in the Proxy.  Further, it is intended that such shares will be voted in favour of each of the nominees for election as Directors set out therein.  The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of mailing or other publication of this Information Circular, the management of the Company knew of no such amendments, variations, or other matters to come before this Meeting.  If any amendment or variation or other matter comes before the Meeting the persons named in the Proxy will vote in accordance with their judgement on such amendment, variation or matter.

Voting Securities and Principal Holders of Voting Securities

The authorized capital of the Company consists of 300,000,000 Class “A” Voting Shares (referred to herein as “common shares”), of which 14,989,800 were issued and outstanding as of February 24, 2009, and 20,000,000 Class “B” Preferred Redeemable Voting Shares (referred to herein as “preferred shares”), none of which were issued and outstanding as of February 24, 2009.  All registered shareholders as of February 24, 2009 will be entitled to vote at the Meeting.  On a show of hands, each registered shareholder present in person or by proxy shall have one vote, and on a poll, each registered shareholder present in person or by Proxy shall have one vote for every share of which the registered shareholder is the registered shareholder on the record date for voting at the Meeting.

To the best of the knowledge of the Directors and executive officers of the Company, the only persons who beneficially own, directly or indirectly, or control or direct, shares carrying 10% or more of the voting rights attached to any class of voting securities of the Company as at February 24, 2009, are as follows:

Name of Shareholder	Number of Shares Owned or Controlled	Percentage of Outstanding Shares
Bruce Johnstone	3,992,997	26.64%

Quorum and Votes Necessary to Approve Matters at Meeting

Under the Company’s Articles, quorum for the transaction of business at the Meeting is: (a) two members or proxyholders representing two members; or (b) one member and a proxyholder representing another member personally present at the commencement of the meeting and, in either case, holding or representing by proxy not less than one-twentieth of the issued shares of a class of shares the holders of which are entitled to attend and to vote at the Meeting.

Except as specifically described herein, in order to be validly approved, each of the matters described herein to be considered by Shareholders at the Meeting must be approved by an ordinary resolution passed by those Shareholders.  An ordinary resolution means that the resolution must be approved by not less than a simple majority (i.e. more than 50%) of the votes cast by the Shareholders who voted in person or by proxy at the Meeting.

Any matter requiring approval by a special resolution, including the Consolidation Resolution, the Share Capital Resolution and the Continue Resolution, must be passed by 75% of the votes cast by shareholders.

Particulars of Matters to be Acted Upon at the Meeting

Receipt of the Financial Statements and Auditors' Report

At the Meeting, Shareholders will receive and consider the financial statements of the Company for the fiscal year ended March 31, 2008 and the auditors' report thereon, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

Appointment of Auditors

Shareholders will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution re-appointing Robison, Hill & Co., Certified Public Accountants, as auditors for the Company to hold office until the close of the next annual general meeting of the Company at a remuneration to be fixed by the board of directors (the “Board”). Robison, Hill & Co. were first appointed auditors of the Company on April 15, 2004.

Management of the Company recommends that shareholders vote in favour of the appointment of auditors as detailed above.  Unless you give other instructions, the persons named in the enclosed form of Proxy intend to vote "FOR" the appointment of Robison, Hill & Co. as auditors for the Company to hold office until the close of the next annual general meeting of the Company.

Election of Directors

The terms for all current Directors of the Company will expire at the Meeting.  The 2 individuals named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a Director.  Each Director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as Directors, the city in which each is ordinarily resident, all offices of the Company now held by each of them, the period of time for which each has been a Director of the Company, the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, and their principal occupations during the past five years, as of February 24, 2009.

Name, Place of Residence and Office(1)	Period Served as Director	Number of Shares Owned or Controlled(2)	Principal Occupation for Past Five Years(1)
Bruce Johnstone North Vancouver, B.C. President, Chief Executive Officer and Director	Since April 28, 2003	3,992,997	President of Delbrook Systems Inc., a private consulting firm; President, Chief Executive Officer and Director of the Company;
David Mallo Maple Ridge B.C. Director	Since February 3, 2005	100,000	Director, Geologist

Notes:
(1)	The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

(2)
The information as to shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective Directors individually as of February 24, 2009.

Management of the Company recommends that shareholders vote in favour of the nominees for election as directors.  Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote "FOR" the election of the two nominees as directors of the Company for the ensuing year.

Consolidation of the Company’s Outstanding Class “A” Voting Shares

The Company’s board seeks shareholder approval to implement a consolidation (also known as a “reverse split”) of the outstanding Class “A” Voting Shares (the “common shares”) such that each 100 outstanding common shares will be consolidated into one common share (the “Consolidation”).  In order to be implemented, the Consolidation must be approved by at least 75% of the votes cast at the Meeting.

The primary purpose of completing the Consolidation is to increase the market price of the Company’s common shares. The directors believe that the higher share price that might initially result from the Consolidation could help generate interest in the Company among investors and thereby assist the Company in raising future capital to fund our operations or make acquisitions. Shareholders should be aware that the Consolidation will not affect the number of authorized common shares of the Company.  In particular, although the number of issued common shares will be significantly decreased, the number of authorized common shares will either stay at 300,000,000 or, if the Share Capital Resolution, as defined below, is passed and implemented, an unlimited number of common shares.  Accordingly, in either case, the number of common shares which are unissued and available for future issuance will be increased significantly.  The issuance in the future of such additional authorized shares may have the effect of diluting the earnings per common share and book value per common share, as well as the stock ownership and voting rights, of the currently outstanding common shares.

Shareholders should note that the ultimate effect of the Consolidation upon the market price for our common shares cannot be accurately predicted. In particular, if the Consolidation is implemented, there is no assurance that the market price for common shares will be one hundred times greater than the price for common shares immediately prior to the reverse split. Furthermore, even if the market price of the common shares is initially significantly higher after the Consolidation, there can be no assurance that the market price of the common shares will maintain such level for any period of time.

In addition, shareholders should be aware that even if they approve the Consolidation Resolution at the Meeting, the proposed form of the Consolidation Resolution provides the directors with the discretion not to proceed with the Consolidation if they determine that to be in the best interests of the Company.

Fractional common shares which would otherwise be issued to shareholders in connection with the Consolidation will be not be issued but will, instead, be rounded down to the next nearest whole number of common shares. If the Consolidation Resolution is approved at the Meeting and the directors decide to proceed with the Consolidation, the Company will send letters of transmittal to each registered shareholder providing instructions on such shareholders may obtain new certificates representing the number of common shares to which they are entitled as a result of the Consolidation.

The Company currently has no intention of going private, and the proposed Consolidation is not intended to be a first step in a going private transaction.  In addition, the Consolidation will not have the effect of a going private transaction covered by Rule 13e-3 of the United States Securities Exchange Act of 1934, as amended.

The full text of the Consolidation Resolution is set out in Schedule A hereto.  It is the intention of the persons named in the enclosed form of Proxy, if not expressly directed to the contrary in such form of Proxy, to vote such Proxies "FOR" the approval of the Consolidation Resolution.

Approval of Amendment to Authorized Share Capital

The Company's Articles and Notice of Articles currently authorize the issuance of a maximum of 300,000,000 common shares and 20,000,000 preferred shares.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a special resolution  (the Share Capital Resolution") approving an amendment to the Company's Articles and Notice of Articles to increase the number of authorized common shares from 300,000,000 to an unlimited number.  As part of the Continuation (referred to below), it is proposed that the preferred shares will be deleted from the authorized capital of the Company and the designation of the Class "A" Voting Shares will be changed to "common shares".

The Board believes that it is in the Company’s best interests to increase the number of authorized common shares in order to provide the Company with the flexibility to issue common stock without further action by the Shareholders (unless required by law or regulation) for such other corporate purposes as the Board may deem advisable. These purposes may include, among other things, the following:

(1)	the issuance of shares pursuant to a forward stock split having a ratio that, when implemented, would exceed the current authorized common shares;

(2)	the issuance of shares to obtain additional capital funds;

(3)	the purchase of property;

(4)	the use of additional shares for various equity compensation and other employee benefit plans of the Company or of acquired companies;

(5)	the acquisition of other companies, and other bona fide corporate purposes.

The Board does not have any plans to issue additional shares of common stock at this time but, instead, wishes to have the flexibility to do so in the future without the need to go to the time and expense of calling a meeting of Shareholders to approve amendments to the Company's constating documents.

The additional common shares of common stock for which authorization is sought would be a part of the existing class of our common stock and, if and when issued, would have the same rights and privileges as the currently outstanding shares of our common stock, If and when the Board elects to issue additional common shares, such issuance will have a dilutive effect on the voting power and percentage ownership of our current Shareholders, and could have an adverse effect on the market price of the common stock. Consistent with their fiduciary duties, members of the Board will consider all relevant information at the time of any proposed issuance before deciding whether to approve any such additional issuance of common shares.

The full text of the proposed Share Capital Resolution is set out in Schedule A hereto.  It is the intention of the persons named in the enclosed form of Proxy, if not expressly directed to the contrary in such form of Proxy, to vote such proxies "FOR" the approval of the Share Capital Resolution.

Approval of Continuance of the Company

The Company is presently incorporated under the Business Corporations Act (British Columbia) (the "BCBCA").   At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a special resolution (the “Continuance Resolution”) authorizing the continuance (the “Continuance”) of the Company under the Business Corporations Act (Alberta) (the “ABCA”).

Reasons for Continuance

The Company is proposing to continue under the ABCA as part of an overall strategy to maximize shareholder value by ensuring as many of the dollars raised from financings are directed to exploration rather than regulatory burden.  In order to optimize this strategy, the Company needs to reduce its connections with the Province of British Columbia.  Recent regulatory changes in British Columbia have increased the cost and regulatory burden on issuers such as the Company which have connections to British Columbia and whose securities trade on the over-the-counter market in the United States.  Over time, the Company intends to reduce or eliminate its connections to the Province of British Columbia so that it is no longer subject to the costs and burdens associated with these new rules.  The Continuance is one step in that process, although the full process is expected to take some time to complete and the Company will be subject to the increased costs and regulatory burdens of complying with the new British Columbia rules until the process is completed and, likely, for sometime thereafter.

Procedure to Effect the Continuance

In order to effect the Continuance, the following steps must be taken:

(a)	the Shareholders must approve the Continuation Resolution at the Meeting by the requisite majority (ie. not less than 75% of the votes cast, in person or by proxy, at the Meeting);

(b)	the Registrar of Company appointed under the BCBCA (the “BC Registrar”) must approve the proposed Continuance under the ABCA;

(c)	the Company must apply under the ABCA for a Certificate of Continuance under the ABCA; and

(d)	the Company must file a Notice of Continuance with the BC Registrar who will then issue a Certificate of Discontinuance.

Pursuant to the BCBCA, the Company is deemed to cease to be a corporation under the BCBCA on and after the date on which the Certificate of Continuance is issued under the ABCA.

Effect of the Continuance

If the Continuance Resolution is passed at the Meeting, it is expected that the Company will take the steps necessary to complete the Continuance as soon as possible thereafter.  The Continuance, if completed, will result in the Company ceasing to be governed by the BCBCA and becoming governed by the ABCA as of the Continuance Effective Date but will not change any of the Company’s business or operations.

On and after the Continuance Effective Date:

(a)	Shareholders will continue to hold one Share for each Share currently held;

(b)
holders of convertible securities previously issued by the Company will continue to hold such securities and will be entitled to acquire an identical number of underlying common shares from the Company as they were entitled to acquire immediately prior to such date;

(c)	all directors and officers of the Company immediately prior to such date will continue to hold such positions thereafter;

(d)	all property of the Company prior to the Continuation will continue to be the property of the Company thereafter;

(e)	the Company will continue to be liable for all obligations outstanding prior thereto;

(f)	any existing cause of action, claim or liability to prosecution is unaffected; and

(g)	any ruling, order or judgment in favour of or against the Company may continue to be enforced against the Company.

Summary of Certain Differences between the BCBCA and the ABCA

The following is a summary comparison of certain provisions of the BCBCA and the ABCA that pertain to the rights of shareholders.  By approving the Continuance Resolution, Shareholders will be approving all matters relating to Continuance and will, in effect, be agreeing to hold securities of a corporation governed by the ABCA.   This summary is not exhaustive and Shareholders are urged to review both the BCBCA and ABCA and consult their legal advisors as appropriate prior to voting on the Continuation Resolution.

Directors

The BCBCA does not impose residency requirements for directors, but the ABCA requires that a minimum of 25% of the directors of an ABCA company are resident in Canada.

In addition, under the ABCA, directors may be removed by an ordinary resolution.  Under the BCBCA, directors must be removed by a special resolution unless the articles of the corporation provide otherwise.

Place of Meetings

The BCBCA requires all meetings of shareholders to be held in British Columbia unless: (a) some other location is provided for in the corporation’s articles; (b) the corporation’s articles do not restrict the corporation from holding a meeting outside British Columbia and the proposed location is approved by a requisite majority vote of shareholders; or (c) the BC Registrar approves a location outside of British Columbia in writing.

The ABCA requires that meetings be held in the Province of Alberta at the location specified in the by-laws or, if no such place is specified, at the location in Alberta determined by the board of directors.  Meetings may be held outside of Alberta if the articles so provide.

Requisite Approvals

Under the BCBCA, the shareholder approval thresholds for certain fundamental matters are specified.  However, in all other matters, a corporation under the BCBCA can use its articles to establish the required shareholder approval thresholds.  In addition, where the BCBCA specifies that a special resolution is required to pass certain matters, the corporation can use its articles to specify the percentage of votes required to pass a special resolution provided the specified percentage is not less than two-thirds and not more than three-quarters of the votes cast.

The ABCA does not provide such flexibility – all ordinary resolutions must be passed by a simple majority of the vote cast at a meeting and all special resolutions must be passed by not less than two-thirds of the votes cast at a meeting.

Shareholder Proposals

Under the ABCA, an eligible shareholder entitled to vote at a meeting may make a shareholder proposal in writing.  In order to be eligible, a shareholder must:

(a)
be the registered or beneficial shareholder of a number of voting shares: (i) equal to 1% of the number of issued voting shares as of the date of the proposal; or (ii) whose fair market value as of the day prior to the date of the proposal is at least $2,000.  In addition, the shareholder must have held the shares for at least six months prior to the date on which the proposal is submitted;

(b)	be supported by other registered or beneficial shareholders who hold at least 5% of the number of issued shares of the corporation;

(c)	provide the corporation his or her name and address and those of the other shareholders who support the proposal; and

(d)	continue to hold the required number of shares up to an including the date of the meeting.

In comparison, a person submitting a proposal under the BCBCA must be the registered or beneficial owner of at least one share and must have held such share for at least two years prior to the date of signing the proposal.  In addition, the proposal must be supported by shareholders who, together with the submitter, are registered or beneficial owners of: (i) at least 1% of the number of issued voting of the corporation; or (ii) shares with a fair market value of $2,000.

Requisition of Meetings

The BCBCA provides that one or more shareholders holding not less than 5% of the issued and outstanding voting shares of a corporation may requisition a meeting of shareholders and the directors must then call such a meeting within four months.  The ABCA permits holders of not less than 5% of the issued and outstanding voting shares of a corporation to requisition a meeting and, if directors do not then call such a meeting within 21 days, the requisitioning shareholders may call the meeting.

Dissent Rights

The ABCA provides that shareholders may dissent from certain corporate actions and require the corporation to purchase such shareholders’ shares at their fair value.  The actions giving rise to a dissent right include when a corporation: (a) amends its articles to add, change or remove any provisions restricting or constraining the transfer of shares; (b) amend its articles to add, change or remove any restrictions on the business that the corporation may carry on; (c) amend its articles to add, change or remove an express statement establishing the unlimited liability of shareholders; (d) amalgamate with another corporation pursuant to certain statutory provisions; (e) continue under the laws of another jurisdiction; or (f) sell, lease or exchange all or substantially all of its property.

The BCBCA provides a similar, although not identical dissent remedy.  In addition, the procedures for exercising the dissent rights under the BCBCA differ from the procedures in the ABCA.

Sale of Undertaking

Under the ABCA and the BCBCA, the sale, lease or disposition by a corporation of all or substantially all of its assets outside the ordinary course of business is permitted only if authorized by special resolution.  Unlike the ABCA, the BCBCA provides certain exemptions relating to granting of security interests, certain limited leases and certain transactions involving affiliates.

Oppression Remedies

Under the BCBCA, a shareholder or other person the court considers appropriate to make an application has the right to apply to the court for relief on the basis that the affairs of the corporation are being or have been conducted or that the powers of the directors are being exercised in a manner oppressive to the applicant or that some act is taken or proposed which is unfairly prejudicial to the applicant.  In response, the court may make such order as it considers appropriate, including an order restraining the conduct being challenged.

The ABCA contains oppression rights which are substantially broader in that they are available to a potentially broader class of complainants.  In addition, relief is available where actions have been taken which are oppressive, unfairly prejudicial or which unfairly disregard the interests of the complainant.

Shareholder Derivative Actions

Under the BCBCA, a shareholder or other person the court considers appropriate to make an application may, with leave of the court and after having made reasonable efforts to cause the corporation to prosecute a legal proceeding, prosecute such proceeding in the name of the corporation to enforce a right, duty or obligation owing to the corporation.

The ABCA contains a similar provision which is, once again, available to a broader group of potential claimants.

Constating Documents

Under the BCBCA, a corporation’s governing documents are known as its notice of articles and articles.  Where a corporation continues under the ABCA, its governing documents are known as its articles of continuance and by-laws.  As part of the Continuation Resolution, Shareholders will be asked to approve the form of articles of continuance and by-laws attached hereto as Schedules C and D, respectively.

Continuance Dissent Rights

The following description of the dissent right (the “Continuance Dissent Right”) to which registered Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a Continuance Dissenting Shareholder (as defined below) who seeks payment of the fair value of such Continuance Dissenting Shareholder's shares and is qualified in its entirety by the reference to the full text of Part 8, Division 2 of the BCBCA which is attached hereto as Schedule B.  A registered Shareholder who intends to exercise the right to dissent should carefully consider and comply with the provisions of the BCBCA.  Failure to strictly comply with the provisions of that section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

In general, any registered Shareholder who exercises the Continuance Dissent Right with respect to the Continuance Resolution in compliance with sections 237 to 247 of the BCBCA (such Shareholder referred to herein as a “Continuance Dissenting Shareholder”) will be entitled, in the event that the Continuance becomes effective, to be paid by the Company the fair value of the shares held by the Continuance Dissenting Shareholder determined as at the point in time immediately before the Continuance Resolution is approved by the Shareholders. A Continuance Dissenting Shareholder will, on the Continuance Effective Date, be deemed to have transferred the Continuance Dissenting Shareholder's shares to the Company for cancellation and will cease to have any rights as a holder of the shares except for the entitlement to be paid fair value for such shares in accordance with the Continuance Dissent Right.  In no event will the Company or any other person be required to recognize a Continuance Dissenting Shareholders as a Shareholder after the deemed transfer of the shares of that holder.  In addition, in accordance with the restrictions set out in sections 237 to 247 of the BCBCA, no Shareholder who has voted in favour of the Continuance Resolution will be entitled to exercise the Continuance Dissent Right with respect to the Continuance.

A registered Shareholder wishing to exercise the Continuance Dissent Right who, for any reason, does not properly comply with the provisions in Part 8, Division 2 of the BCBCA, acts inconsistently with such dissent or who for any other reason is not entitled to be paid the fair value of the holder's shares will be treated as if the Shareholder had participated in the Continuance on the same basis as a non-dissenting Shareholder.

The filing of a notice of dissent deprives a Continuance Dissenting Shareholder of the right to vote at the Meeting, except if such Continuance Dissenting Shareholder ceases to be a Continuance Dissenting Shareholder in accordance with the Continuance Dissent Right.  For greater certainty, a registered Company Shareholder who wishes to exercise the Continuance Dissent Right with respect to the Continuance may not vote in favour of the Continuance.

A registered Shareholder who wishes to exercise the Continuance Dissent Right must deliver written notice of dissent to the Company, c/o Borden Ladner Gervais LLP, 1200 – 200 Burrard Street, Vancouver, British Columbia, Attention: Warren Learmonth, no later than 4:30 p.m. (Vancouver time) on March 25, 2009.  A Continuance Dissenting Shareholder must dissent with respect to all the shares in which the holder holds a beneficial interest.  The written notice must set out the number of shares in respect of which the notice of dissent is being sent and:

(a)	if such number of shares constitutes all of the shares of which the Continuance Dissenting Shareholder is the registered and beneficial owner, a statement to the effect;

(b)
if such number of shares constitutes all of the shares of which the Continuance Dissenting Shareholder is both the registered and beneficial owner but if the Continuance Dissenting Shareholder owns additional shares beneficially, a statement to that effect and the names of the registered Shareholders who hold such additional  shares, the number of shares held by the registered Shareholder and a statement that written notices of dissent have or will be sent with respect to such shares; or

(c)
if the Continuance Dissent Right is being exercised by a registered Shareholder who is not the beneficial owner of the shares, a statement to that effect and the name of the beneficial owner of such shares and a statement that the registered Shareholder is exercising the Continuance Dissent Right with respect to all shares of the beneficial owner registered in such registered Shareholder's name.

The Company is required promptly after the later of: (a) the date on which the Company forms the intention to proceed with the Continuance; and (b) the date on which the written notice of dissent was received, to notify each Continuance Dissenting Shareholder of its intention to proceed with the Continuance.  The Company expects that it will be in a position to deliver such notification on or before the Continuance Effective Date.  Then, on the Continuance Effective date, each Continuance Dissenting Shareholder is deemed to have transferred their shares to the Company for cancellation and ceases to have any rights as a Shareholder except the right to be paid fair value for those shares.

Shareholders should be aware that, under the terms of the proposed Continuance Resolution, the Board retains discretion not to proceed with the Continuation even if the Continuation Resolution is passed at the Meeting.  In determining whether to ultimately proceed with the Continuance, one of the factors the Board will consider is how many Shareholders have exercised the Continuance Dissent Right.  In particular, if it appears to the Board that Shareholders holding an unduly large number of shares have exercised such Continuance Dissent Right, the Board may decide it is not in the best interests of the Company to proceed with the Continuance given the fact that if it did proceed, it would be obligated to buy back the shares held by such Continuance Dissenting Shareholders at an amount equal to the fair value thereof.

The fair value of a Continuance Dissenting Shareholder's shares will be determined as follows:

(a)
if the Company and the Continuance Dissenting shareholder agree on the fair value of the shares, then the Company must promptly pay that amount to the Continuance Dissenting Shareholder or promptly send notice to the Continuance Dissenting Shareholder that the Company is lawfully unable to pay the Continuance Dissenting Shareholder for its  shares; or

(b)
if the Continuance Dissenting Shareholder and the Company are unable to agree on a fair value, the Continuance Dissenting Shareholder may apply to the Supreme Court of British Columbia (the "BC Court") to determine the fair value of the shares, and the Company must pay to the Continuance Dissenting Shareholder the fair value determined by the BC Court or promptly send notice to the Continuance Dissenting Shareholder that the Company is lawfully unable to pay the Continuance Dissenting Shareholder for its shares.

The Company will be lawfully unable to pay the Continuance Dissenting Shareholder the fair value of its shares if the Company is insolvent of would be rendered insolvent by making the payment to the Continuance Dissenting Shareholder.  In such event, a Continuance Dissenting Shareholder will retain its status as a claimant and be paid as soon as the Company is lawfully able to do so, or in a liquidation, be ranked subordinate to its creditors but in priority to the non-dissenting Shareholders.

If the Continuance is not implemented for any reason, Continuance Dissenting Shareholders will not be entitled to be paid the fair value for their shares, and their shares will not be deemed to be transferred to the Company.

Persons who are beneficial owners of the Share registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to exercise the Continuance Dissent Right should be aware that only the registered Shareholder is entitled to exercise the Continuance Dissent Right.  It is strongly suggested that any Shareholder wishing to avail himself or herself of the Continuance Dissent Right seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA may prejudice its Continuance Dissent Right.  Continuance Dissenting Shareholders should note that the exercise of the Continuance Dissent Right can be a complex, time-consuming and expensive process.  A Continuance Dissenting Shareholder will be responsible for their own costs associated with the exercise of the Continuance Dissent Right.

The full text of the proposed Continuance Resolution is set out in Schedule A hereto.  It is the intention of the persons named in the enclosed form of Proxy, if not expressly directed to the contrary in such form of Proxy, to vote such proxies "FOR" the approval of the Continuance Resolution.

Executive Compensation

Set out below are particulars of compensation paid by the Company to the following persons (the “Named Executive Officers”):

(a)	the Company’s CEO;

(b)	the Company’s CFO;

(c)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)
any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an Officer of the Company at the end of the most recently completed financial year.

As at March 31, 2008, the Company had the following Named Executive Officers: Bruce Johnstone.

Summary Compensation Table

The following table is a summary of compensation paid or payable to the Named Executive Officers for each of the Company’s three most recently completed financial years:

		Annual Compensation			Long-term Compensation
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)
Bruce Johnstone Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer	2008 2007 2006	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

Long-Term Incentive Plans

The Company has no long-term incentive plan in place and there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year.  A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, stock appreciation rights or restricted share compensation.

Options Granted During the Most Recently Completed Financial Year

The following table sets out incentive stock options granted during the most recently completed financial year to Named Executive Officers:

NEO Name	Securities Under Options Granted (#)	Percentage of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security) (1)	Expiration Date
Bruce Johnstone	0	0%	Not applicable	Not applicable	Not applicable

(1)	The Market Value is calculated as the closing market price of the Company’s shares on the OTC Bulletin Board on the day prior to grant date for each option.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed financial year as well as the financial year-end value of stock options held by the Named Executive Officers.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Financial Year-End Exercisable / Unexercisable ($) (1)
Bruce Johnstone	0	0	200,000 / 0	0/ 0

(1)
In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year-end exceeds the option exercise price.  The market value is calculated as the closing market price of the Company’s shares as at March 31, 2008, (i.e. financial year end) on the OTC Bulletin Board, which was $0.06 less than the exercise price for each option.

Termination of Employment, Change in Responsibilities and Employment Contracts

None

Compensation of Directors

Homeland's officer and directors were granted a combined total of 400,000 options in April of 2005.  There have been no other option grants to them since.  No options have been exercised.

Other Option Grants

The following table sets out incentive stock options granted during the most recently completed financial year to Directors who are not also Named Executive Officers:

Securities Under Options Granted (#)	Exercisable or Base Price ($ / Security)	Market Value of Securities Underlying Options on the Date of Grant ($ / Security) (1)	Expiration Date
None	Not applicable	Not applicable	Not applicable

(1)	The Market Value is calculated as the closing market price of the Company’s shares on the OTC Bulletin Board on the day prior to grant date for each option.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth as at the year ended March 31, 2008, the number of securities authorized for issuance under the Company’s existing stock compensation plan.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,670,000(1)	$0.14	3,330,000
Equity compensation plans not approved by security holders	0	$0	0
Total	1,670,000	$0.14	3,330,000

Stock Options

The Company currently has one equity compensation plan. On April 8th, 2005 we filed a Form S-8 registration with the SEC for an Incentive Stock Option Plan for our company that allows up to a maximum of five million options to be issued to management, staff, and consultants to our company. The board of directors is vested with the power to determine the terms and conditions of the options.  The Plan included 5,000,000 shares.

Issued options shall not be exercisable prior to the vesting date which is determined by the Board at the date of issuance or subsequent to the expiration date set forth therein unless extended by the Board of Directors. During the exercise period, the Option may be exercised by the Optionee, in whole or in part, from time to time, subject to the maximum percentage of Options then exercisable in accordance with the schedule set forth in the Optionee's agreement. The Company agrees to maintain during such exercise period a sufficient number of shares (which may be authorized and un-issued shares or issued shares that have been reacquired by the Company) corresponding to the number of unexercised Options granted to the Optionee after taking into account any Share adjustment under the Plan.

Restrictions on Transferability of Options.

Options may not be transferred by the Optionee other than by will or the laws of descent and distribution and may be exercised during the Optionee's lifetime only by the Optionee or the Optionee's guardian or legal representative. A transfer of an Option by will or the laws of descent and distribution shall not be effective unless the Option Committee shall have been furnished with such evidence as it may deem necessary to establish the validity and effectiveness of the transfer.

Termination Provisions

Except as provided in the Option Agreement, if an Optionee's employment by, or relationship with, the Company is terminated voluntarily or, by the Company, whether such termination is for Cause or for no reason whatsoever, any Option theretofore granted which remains unexercised at the time of such termination shall expire immediately, provided, however, that the Board may, in its sole and absolute discretion, within thirty (30) days of such termination, waive the expiration of any Option awarded under the Plan, by giving written notice of such waiver to the Optionee at such Optionee's last known address. In the event of such waiver, the Optionee may exercise any such Options only to such extent, for such time, and upon such terms and conditions set forth in the Option Agreement. The determination as to whether a termination is voluntary or for Cause shall be made by the Board, whose decision shall be final and conclusive.

If an Optionee ceases to be employed by or ceases to perform services to the Company by reason of death or Disability, the aggregate amount of unexercised Options granted hereunder shall thereupon become fully vested and immediately exercisable and shall expire no later than one (1) year thereafter unless such Options by their terms expire before such date. During such one (1) year period, the Optionee, or, in the case of death, the Optionee's estate or the person or persons to whom the Option was transferred by will or the laws of descent and distribution, may exercise any such Options, and if not exercised, shall expire at the end of such one (1) year period unless such Options by their terms expire before such date.

If the Optionee ceases to be employed by, or ceases to provide services to the Company by reason of Retirement, the aggregate amount of unexercised Options granted hereunder shall thereupon become fully vested and immediately exercisable and shall expire, in the case of an Incentive Stock Option, no later than three (3) months following such Retirement, or in the case of a Non-qualifying Stock Option one (1) year following Retirement, unless, in either case, the Options by their terms expire prior to such date.

Exercise, Payment for and Delivery of Stock

Options may be exercised by the Optionee or other person then entitled to exercise it by delivery of a written notice to the Secretary of the Company together with this Option Agreement specifying the number of Options intended to be exercised and the exercise price and accompanied by payment in full of the exercise price for the number of shares with respect to which the Option is exercised.  If the Company is required to withhold any federal, provincial, state or local tax as a result of such exercise, the notice shall also be accompanied by a check payable to the Company in payment of the applicable amount required to be withheld, unless alternate arrangements have been agreed to between the parties to satisfy any applicable withholding obligations.  Payment for shares may be made in cash, or with the approval of the Board (which may be withheld in its sole discretion) with shares having a fair market value on the date of exercise equal to the exercise price, or a combination of cash and shares. In addition, subject to the approval of the Board (which may be withheld in its sole discretion), payment may be effected wholly or partly by monies borrowed from the Company pursuant to the terms of a promissory note, the terms and conditions of which shall be determined from time to time by the Board. An Optionee may purchase less than the total numbers of shares for which Options are then exercisable, provided, however, that any partial exercise shall not be for less than 100 shares and shall not include any fractional shares. No Optionee, legal representative of such Optionee, as the case may be, shall be, or shall be deemed to be, the owner of any shares covered by an Option unless and until certificates for the shares are issued to the Optionee or such Optionee's representative under the Plan.

Adjustments

In the event that there is any change in the shares of the Company arising through merger, consolidation, reorganization, recapitalization, stock dividend, stock split or combination thereof, the Board of Directors shall make such adjustments in the aggregate number of Options subject to this Agreement and/or the price per share of such Options in order to prevent dilution or enlargement of the Optionee's rights and of the value represented by the Options. Upon any adjustment in the number or exercise price of shares subject to an Option, a new Option may be granted in place of such Option which has been so adjusted. In the event of a dissolution or liquidation of the Company or a merger, consolidation, sale of all or substantially all of the Company's assets, or other corporate reorganization in which the Company is not the surviving Company, or any merger in which the Company is the surviving Company but the holders of shares receive securities of another Company, outstanding Options shall terminate, provided that the holder of each Option shall, in such event, if no provision has been made for the substitution of a new option for such outstanding option, have the right immediately prior to such event to exercise the holder's Options in whole or in part without regard to the date on which the Options otherwise would be first exercisable.

Corporate Governance

The following disclosure regarding corporate governance matters is provided pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices of the Canadian Securities Administrators, and in accordance with Form 58-101F2. The following describes the Company’s corporate governance practices.

Board of Directors

The Board currently consists of 2 directors: Bruce Johnstone and David Mallo.

Bruce Johnstone is not an independent directors as defined under applicable Canadian securities rules.  David Mallo is independent of the Company because he has no material contracts with the Company and provides no services or management activities to the Company.

Depending on the level of activity of the Company, the Board meets on an ad hoc basis where necessary to provide input and guidance to management. In addition, management provides updates when appropriate to the Board between Board meetings.  In general, management consults with the Board frequently and the Board is well informed regarding the Company's affairs.

Where necessary, the Board strikes special committees of independent directors to deal with matters requiring independence, including supervision over and review of performance of management. The composition of the Board is such that a majority of the independent directors have significant experience in corporate affairs.

Position Descriptions

The Chairman of the Board is responsible for ensuring that the Board discharges its responsibilities, scheduling and chairing regular meetings of the Board, chairing shareholder meetings and ensuring all Board members have the full opportunity to participate in issues coming before the Board. The CEO’s responsibilities include providing leadership and vision to manage the Company in the best interest of the shareholders and other stakeholders, strategic planning, assisting the Board with policy development, and managing and administering the day to day operations of the Company.

Directorships

The following directors of the Company are also directors of other reporting issuers (or equivalent) in any jurisdiction in Canada or in a foreign jurisdiction as set out below.

Name of Director	Position	Name of Reporting Issuer
David Mallo	Director	Westcan Uranium Ltd.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) governing directors, officers and employees.   The Board monitors compliance with the Code by ensuring that all employees have read and understood the Code and by charging management with bringing to the Board’s attention any issues that arise with respect to the Code.  A copy of the Code is filed with the U.S. Securities and Exchange Commission.

As part of our Code, our directors, officers and employees are prohibited from trading our securities while in possession of material, non-public (“inside”) information about the Company.

Nomination of Directors

Once a decision has been made to add or replace a director, the task of identifying new candidates falls on the Board in consultation with the CEO.  Proposals put forth by the Board and management are considered and discussed.  If a candidate looks promising, due diligence on the candidate is performed and if the results are satisfactory, the candidate is invited to join the Board.

Compensation

Compensation for Board members and officers is determined by the Board as a whole and in accordance with industry norms, and with the assistance, where appropriate, of outside consulting firms.

Other Board Committees

The Board has from time to time designated and may in the future designate ad hoc committees to assist in the discharge of its responsibilities. During the financial year ended March 31, 2008, the Company did not designate any ad hoc committees.

Interest of Insiders in Material Transactions

None of the insiders of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of such insider or proposed nominee, has any direct or indirect material interest in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which materially affected or would materially affect the Company or any of its subsidiaries, other than as disclosed herein.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed herein, no Director, executive officer, nominee for election as a Director, or associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Indebtedness of Directors and Senior Officers

No Director, executive officer, nominee for election as a Director or associate of any such Director, executive officer or proposed nominee, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

Additional Information

Additional information relating to the Company is available under the Company’s profile at the U.S. Securities & Exchange Commission's website (www.sec.gov).  Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for the most recent fiscal year.  Copies of these are also available at the S.E.C. website.

DATED at Vancouver, British Columbia, the 24th day of February, 2009.

BY ORDER OF THE BOARD

 (signed) Bruce Johnstone
Bruce Johnstone, President and CEO
Homeland Precious Metals Corp.

SCHEDULE A

Proposed Text of Resolutions

CONSOLIDATION RESOLUTION

BE IT RESOLVED as a special resolution that:

(a)
the consolidation of the outstanding Class “A” Voting Shares (the “Common Shares”) of Homeland Precious Metals Corp. (the “Corporation”) on the basis of one new Common Share for each 100 existing Common Shares (the “Consolidation”) is hereby approved;

(b)
no fractional shares will be issued in connection with the Consolidation.  Where any shareholder would otherwise be entitled to receive a fractional share as a result of the Consolidation, such fraction shall be rounded down to the next lower whole number;

(c)
notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the board of directors of the Corporation is hereby authorized, at its discretion, to abandon or terminate the completion of the Consolidation without further approval ratification or confirmation of the Corporation's shareholders; and

(d)
subject to the directors determining to proceed with the Consolidation, any one director or officer of the Corporation is hereby directed and authorized to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to this special resolution.

SHARE CAPITAL RESOLUTION

BE IT RESOLVED as a special resolution that:

(a)
the Notice of Articles of Homeland Precious Metals Corp. (the “Corporation”) be altered by changing the number of authorized common shares from 300,000,000 common shares without par value to an unlimited number of common shares without par value;

(b)	any director or officer of the Corporation is hereby authorized to execute any required Notice of Alteration on behalf of the Corporation;

(c)
subject to the deposit of this resolution at the Corporation’s records office, the solicitors for the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the British Columbia Registrar of Companies;

(d)	upon the Notice of Alteration taking effect, the Corporation’s Articles be altered as necessary to reflect the changes described above;

A-1

(e)
any one director or officer of the Corporation is hereby authorized, on behalf of the Corporation to take all such steps, and execute and deliver all such documents as may be necessary or advisable in order to give full effect to the foregoing resolutions; and

(f)
notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the board of directors of the Corporation is hereby authorized, at its discretion, to abandon or terminate the completion of the increase in authorized capital contemplated hereby without further approval ratification or confirmation of the Corporation's shareholders.

CONTINUANCE RESOLUTION

BE IT RESOLVED as a special resolution that:

(a)
Homeland Precious Metals Corp. (the "Corporation") be, and is, hereby authorised to apply to the Alberta Registrar of Corporations (the "Alberta Registrar") for a Certificate of Continuance, continuing the Corporation (the "Continuance") under the Business Corporations Act (Alberta) (the "ABCA") as if it had been incorporated thereunder and to file with the Alberta Registrar articles of continuance and such other documents as may be required in the form or forms prescribed by the ABCA;

(b)
the Corporation be and is hereby authorized to apply to the British Columbia Registrar of Companies under the Business Corporations Act (British Columbia) (the "BCBCA") for authorization to effect the Continuance under the provisions of the ABCA;

(c)
effective upon the issuance of a Certificate of Continuance by the Alberta Registrar, the articles of continuance, be, and are hereby, adopted and confirmed in substitution for the existing notice of articles and articles of the Corporation and all amendments thereto;

(d)	any director or officer of the Corporation be, and is hereby authorised, for and on behalf of the Corporation, whether under its corporate seal or otherwise, to execute and file:

(i)	subject to the issuance of the requisite authorizations to continue, the articles of continuance; and

(ii)
all such documents and to perform and do all such acts and things as such person in his sole discretion considers necessary and advisable to carry out the terms of these resolutions, including, without limitations, all documents required by the ABCA and the BCBCA as applicable to accompany the articles of continuance; and

(e)
notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the Board of directors of the Corporation is hereby authorized, at its discretion, to abandon or terminate the completion of the Continuance without further approval ratification or confirmation of the Corporation's shareholders.

A-2

SCHEDULE B

Dissent Provisions of the Business Corporations Act (British Columbia)

Division 2 —  Dissent Proceedings

Definitions and application

237  (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238  (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i)  the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)  each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239  (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i)  the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)  each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240  (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241  If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242  (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i)  the date on which the shareholder learns that the resolution was passed, and

(ii)  the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)  the names of the registered owners of those other shares,

(ii)  the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)  a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)  the name and address of the beneficial owner, and

(ii)  a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243  (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i)  the date on which the company forms the intention to proceed, and

(ii)  the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must
(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244  (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i)  the names of the registered owners of those other shares,

(ii)  the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)  that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245  (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246  The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247  If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and
(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE C

Articles of Continuance

BUSINESS CORPORATIONS ACT (SECTION 188, 273 AND 274)		FORM 11
ALBERTA REGISTRIES
ARTICLES OF CONTINUANCE
NAME OF CORPORATION:		CORPORATE ACCESS NO.:
Homeland Precious Metals Corp.
THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:
See attached Share Capital Schedule.
RESTRICTIONS, IF ANY, ON SHARE TRANSFERS:
None
NUMBER (OR MINIMUM AND MAXIMUM NUMBER) OF DIRECTORS:
Minimum: One (1) Maximum: Eleven (11)
RESTRICTIONS, IF ANY, ON BUSINESS THE CORPORATION MAY CARRY ON:
None
IF CHANGE OF NAME EFFECTED, PREVIOUS NAME:

DETAILS OF INCORPORATION: The Corporation was incorporated in the Province of British Columbia on April 28, 2003.

OTHER PROVISIONS, IF ANY:
The directors may, between annual meetings, appoint one or more additional directors of the Corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one-third (1/3) of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

DATE	SIGNATURE	TITLE
Director or Solicitor/Agent

SHARE CAPITAL SCHEDULE

Attached to and forming part of the Articles of Continuance
of
HOMELAND PRECIOUS METALS CORP.

THE CLASSES OF SHARES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE ARE:
1.           An unlimited number of Common shares, the holders of which are entitled:
1.1	to receive notice of and to attend and vote at all meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;
1.2
to receive any dividend declared by the Corporation on this class of shares; provided that the Corporation shall be entitled to declare dividends on the Preferred shares, or on any of such classes of shares without being obliged to declare any dividends on the Common voting shares of the Corporation; and

1.3
subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution in equal rank with the holders of all other Common shares of the Corporation.

SCHEDULE 2

Attached to and forming part of the Articles of Continuance
of
HOMELAND PRECIOUS METALS CORP.

OTHER RULES OR PROVISIONS
1.
The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third (1/3) of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

2.	The directors may, by resolution, direct that any meeting of shareholders of the Corporation be held outside of the Province of Alberta at a location specified in such resolution.

SCHEDULE D

Form of By-Laws

BY-LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of HOMELAND PRECIOUS METALS CORP. [PUBLIC]

CONTENTS

Section 1	- Interpretation
Section 2	- Business of the Corporation
Section 3	- Borrowing and Securities
Section 4	- Directors
Section 5	- Committees
Section 6	- Officers
Section 7	- Protection of Directors, Officers and Others
Section 8	- Shares
Section 9	- Dividends and Rights
Section 10	- Meetings of Shareholders
Section 11	- Divisions and Departments
Section 12	- Notices
Section 13	- Effective Date

BE IT ENACTED as a by-law of the Corporation as follows:

SECTION 1

INTERPRETATION

1.01	Definitions - In the by-laws of the Corporation, unless the context otherwise requires:

“Act” means the Business Corporations Act, R.S.A. 2000, c. B-9, and any statute that may be substituted therefor, as from time to time amended;

“appoint” includes “elect” and vice versa;

“articles” means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement, articles of dissolution or articles of revival and includes an amendment to any of them;

“Board” means the board of directors of the Corporation;

“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

“Corporation” means the corporation incorporated by a Certificate of Continuance under the Act and named:

HOMELAND PRECIOUS METALS CORP.

“meeting of shareholders” means an annual meeting of shareholders and a special meeting of shareholders;

“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in The Interpretation Act, 2000, c. l-8 and any statute that may be substituted therefor, as from time to time amended;

“recorded address” means in the case of a shareholder his address as recorded in the securities register of the Corporation; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the Board, his latest address as recorded in the records of the Corporation;

“signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.02 or by a resolution passed pursuant thereto;

“special meeting of shareholders” means a special meeting of all shareholders entitled to vote at an annual meeting of shareholders; and

“unanimous shareholder agreement” means (i) a written agreement to which all the shareholders of a corporation are or are deemed to be parties, whether or not any other person is also a party, or (ii) a written declaration by a person who is the beneficial owner of all of the issued shares of a corporation that provides for any matters enumerated in the Act, as amended from time to time;

save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

SECTION 2

BUSINESS OF THE CORPORATION

2.01           Registered Office - Until changed in accordance with the Act, the registered office of the Corporation shall be at the City of Calgary in the Province of Alberta and at such location therein as the Board may from time to time determine.

2.02           Execution of Instruments  - Contracts, documents or instruments in writing requiring execution by the Corporation may be signed by any one director or officer and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The Board is authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation to sign and deliver either contracts, documents or instruments in writing generally or to sign either manually or by facsimile signature and/or counterpart signature and deliver specific contracts, documents or instruments in writing. The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically, but without limitation, transfers and assignments of shares, warrants, bonds, debentures or other securities), share certificates, warrants, bonds, debentures and other securities or security instruments of the Corporation and all paper writings.

2.03           Banking Arrangements - The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board.  Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize.

2.04           Voting Rights in Other Bodies Corporate - The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation.  Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights.  In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.05           Withholding Information from Shareholders - Subject to the provisions of the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the Board, it would be inexpedient in the interests of the shareholders or the Corporation to communicate to the public.  The Board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the Board or by resolution passed at a general meeting of shareholders.

SECTION 3

BORROWING AND SECURITIES

3.01           Borrowing Power - Without limiting the borrowing powers of the Corporation as set forth in the Act, the articles, the by-laws or any unanimous shareholder agreement, the Board may from time to time:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation;

(c)	subject to the provisions of the Act give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d)	mortgage, hypothecate, pledge or otherwise create an interest in or charge upon all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02           Delegation - The Board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board by section 3.01 or by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

SECTION 4

DIRECTORS

4.01           Number of Directors and Quorum - Until changed in accordance with the Act, the Board shall consist of not fewer than one (1) and not more than eleven(11) directors.  Subject to section 4.08, the quorum for the transaction of business at any meeting of the Board shall consist of a majority of the number of directors then elected or appointed, or such greater or lesser number of directors as the Board may from time to time determine.

4.02           Qualification - No person shall be qualified for election as a director if he (i) is less than 18 years of age; (ii) is a dependent adult as defined in the Dependent Adults Act or is the subject of a certificate of incapacity under that Act and any statute that may be substituted therefor, as from time to time amended; (iii) is a formal mental patient as defined in the Mental Health Act (Alberta) and any statute that may be substituted therefor, as from time to time amended; (iv) is the subject of an order under the Mentally Incapacitated Persons Act (Alberta) and any statute that may be substituted therefor, as from time to time amended, appointing a committee of his person or estate or both; (v) has been found to be a person of unsound mind by a court elsewhere than in Alberta; (vi) is not an individual; (vii) has the status of a bankrupt.  Subject to the articles, a director need not be a shareholder.  At least one-quarter of the directors must be resident Canadians.

4.03           Election and Term - The election of directors shall take place at the first meeting of shareholders and at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election.  The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine.  The election shall be by ordinary resolution.  If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04           Removal of Directors - Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a special meeting remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.

4.05           Vacation of Office - A director ceases to hold office when he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is sent or delivered to the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

4.06           Vacancies - Subject to the Act, the articles and any unanimous shareholders agreement, a quorum of the Board may fill a vacancy in the Board, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure of the shareholders to elect the minimum number of directors.  In the absence of a quorum of the Board, or if the vacancy has arisen from a failure of the shareholders to elect the minimum number of directors, the Board shall forthwith call a special meeting of shareholders to fill the vacancy.  If the Board fails to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

4.07           Action by the Board - Subject to any unanimous shareholder agreement, the Board shall manage or supervise the management of the business and affairs of the Corporation.  Subject to sections 4.08 and 4.09, the powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed in part or in counterpart by all the directors entitled to vote on that resolution at a meeting of the Board.  Where there is a vacancy in the Board, the remaining directors may exercise all the powers of the Board so long as a quorum remains in office.  Where the Corporation has only one director, that director may constitute the meeting.

4.08           Residence - Unless otherwise permitted by the Act, the Board shall not transact business at a meeting, other than filling a vacancy in the Board, unless at least one-quarter of the directors present are resident Canadians, except where:

(a)	a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b)
the number of resident Canadian directors present at the meeting together with any resident Canadian director who gives his approval under clause (a), totals at least one-quarter of the directors present at the meeting.

4.09           Meetings by Telephone - If all the directors consent, a director may participate in a meeting of the Board or of a committee of the Board by electronic means, telephone or other communication facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting.  Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board and of committees of the Board held while a director holds office.

4.10           Place of Meetings - Meetings of the Board may be held at any place in or outside Canada.

4.11           Calling of Meetings - Meetings of the Board shall be held from time to time and at such place as the Board, the chairman of the Board, the managing director, the president or any two directors may determine.

4.12           Notice of Meeting - Notice of the time and place of each meeting of the Board shall be given in the manner provided in section 12.01 to each director not less than 48 hours before the time when the meeting is to be held.  A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

(a)	submit to the shareholders any question or matter requiring approval of the shareholders;

(b)	appoint additional directors;

(c)	fill a vacancy among the directors or in the office of auditor;

(d)	issue securities;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Corporation;

(g)	pay a commission for the sale of shares;

(h)	approve a prospectus or management proxy circular;

(i)	approve a take-over bid circular or directors’ circular;

(j)	approve any annual financial statements; or

(k)	adopt, amend or repeal by-laws.

A director may in any manner waive notice of or otherwise consent to a meeting of the Board, and attendance of a director at a meeting constitutes a waiver of notice, unless the director is attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

4.13           First Meeting of New Board - Provided a quorum of directors is present, each newly elected Board may, without notice, hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

4.14           Adjourned Meeting - Notice of an adjourned meeting of the Board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15           Regular Meetings - The Board may appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named.  A copy of any resolution of the Board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16           Chairman - The chairman of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the Board, managing director, president, or a vice-president.  If no such officer is present, the directors present shall choose one of their number to be chairman.

4.17           Votes to Govern - At all meetings of the Board every question shall be decided by a majority of the votes cast on the question of those directors entitled to vote.  In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

4.18           Conflict of Interest - A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act.  Any such contract or transaction or proposed contract or transaction shall be referred to the Board or shareholders for approval in accordance with the Act, even if such contract or transaction is one that in the ordinary course of the Corporation's business would not require approval by the Board or shareholders, and a director interested in a contract or transaction so referred to the Board shall not vote on any resolution to approve the same except as provided by the Act.

4.19           Remuneration and Expenses - Subject to the articles and any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the Board may from time to time determine.  The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof.  Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration in that capacity.

SECTION 5

COMMITTEES

5.01           Committee of Directors - Unless otherwise permitted by the Act, the Board may appoint a managing director who must be a resident Canadian, or a committee of directors, however designated, and delegate to such committee any of the powers of the Board except those which, under the Act, a managing director or a committee of directors has no authority to exercise.  At least one-quarter of the members of such committee shall be resident Canadians.

5.02           Transaction of Business - Subject to the provisions of section 4.09, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.  Meetings of such committee may be held at any place in or outside Canada.

5.03           Advisory Committees - The Board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

5.04           Procedure - Unless otherwise determined by the Board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

5.05           Audit Committee - When required by the Act the Board shall, and at any other time the Board may, appoint annually from among its number an Audit Committee of whom a majority shall not be officers or employees of the Corporation or its affiliates.  The Audit Committee shall have the powers and duties provided in the Act and any other powers delegated by the Board.

SECTION 6

OFFICERS

6.01           Appointment - Subject to the articles and any unanimous shareholder agreement, the Board may from time to time appoint a president, chief executive officer, chief financial officer, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed.  The Board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, the articles and any unanimous shareholder agreement, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 6.02 and 6.03, an officer may but need not be a director and one person may hold more than one office.

6.02           Chairman of the Board - The Board may from time to time also appoint a chairman of the Board who shall be a director.  If appointed, the Board may assign to him any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the Board may specify.  During the absence or disability of the chairman of the Board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

6.03           Managing Director - The Board may from time to time appoint a managing director who shall be a director.  If appointed, he shall have such powers and duties as the Board may specify.

6.04           President - If appointed, the president shall be the chief operating officer and, subject to the authority of the Board, shall have general supervision of the business of the Corporation; and he shall have such other powers and duties as the Board may specify.  During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.05           Vice-President - A vice-president shall have such powers and duties as the Board or the chief executive officer may specify.

6.06           Secretary - The secretary shall attend and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the Board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the Board or the chief executive officer may specify.

6.07           Treasurer - The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the Board whenever required an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the Board or the chief executive officer may specify.

6.08           Powers and Duties of Other Officers - The powers and duties of all other officers shall be such as the terms of their engagement call for or as the Board or the chief executive officer may specify.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the chief executive officer otherwise directs.

6.09           Variation of Powers and Duties - The Board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.10           Term of Office - The Board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer’s rights under any employment contract.  Otherwise each officer appointed by the Board shall hold office until his successor is appointed.

6.11           Terms of Employment and Remuneration - The terms of employment and the remuneration of officers appointed by the Board shall be settled by the Board from time to time.

6.12           Conflict of Interest - An officer shall disclose his interest in any material contract or material transaction or proposed material contract or proposed material transaction with the Corporation in accordance with section 4.18.

6.13           Agents and Attorneys - The Board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

6.14           Fidelity Bonds - The Board may require such officers, employees and agents of the Corporation as the Board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the Board may from time to time determine.

SECTION 7

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01           Limitation of Liability - No director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own wilful neglect or default; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02           Indemnity - Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate) and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if

(a)	he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

7.03
Insurance - Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as such, as the Board may from time to time determine.

SECTION 8

SHARES

8.01           Allotment - Subject to the Act, the articles and any unanimous shareholder agreement, the Board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid as prescribed by the Act.

8.02           Commissions - The Board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03           Registration of Transfer - Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the Board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the Board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in section 8.05.

8.04           Transfer Agents and Registrars - The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent.  The Board may at any time terminate any such appointment.

8.05           Lien for Indebtedness - If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

8.06           Non-recognition of Trusts - Subject to the provisions of the Act, the Corporation shall treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

8.07           Security Certificates - Every holder of one or more securities of the Corporation shall be entitled, at his option, to a security certificate, or to a non-transferable written acknowledgement of his right to obtain a security certificate, stating the number and class or series of securities held by him as shown on the securities register.  Security certificates and acknowledgements of a shareholder's right to a security certificate, respectively, shall be in such form as the Board shall from time to time approve.  Any security certificate shall be signed in accordance with section 2.02 and need not be under the corporate seal; provided that, unless the Board otherwise determines, certificates representing securities in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar.  The signature of one of the signing officers or, in the case of security certificates which are not valid unless countersigned by or on behalf of the transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon security certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation.  A security certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.08           Replacement of Security Certificates - The Board or any officer or agent designated by the Board may in its or his discretion direct the issue of a new security certificate in lieu of and upon cancellation of a security certificate that has been mutilated or in substitution for a security certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3.00 and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

8.09           Joint Securityholders - If two or more persons are registered as joint holders of any security, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them.  Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such security.

8.10           Deceased Shareholders - In the event of the death of a holder, or of one of the joint holders, of any security, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION 9

DIVIDENDS AND RIGHTS

9.01           Dividends - Subject to the provisions of the Act, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.  Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02           Dividend Cheques - A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address.  The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03           Non-receipt of Cheques - In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.

9.04           Record Date for Dividends and Rights - The Board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities and if the Corporation is a distributing corporation, as defined in the Act, provided that notice of any such record date is given, not less than 7 days before such record date, by newspaper advertisement in the manner provided in the Act.  Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the Board.

9.05           Unclaimed Dividends - Any dividend unclaimed after a period of 6 years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION 10

MEETINGS OF SHAREHOLDERS

10.01                      Annual Meetings - The annual meeting of shareholders shall be held at such time in each year and, subject to section 10.03, at such place as the Board, the chairman of the Board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02                      Special Meetings - The Board, the chairman of the Board, the managing director or the president shall have power to call a special meeting of shareholders at any time.

10.03                      Place of Meetings – Each meeting of shareholders shall be held at the location determined by the Board (and such location may be outside the Province of Alberta, provided such is permitted by the Articles).

10.04                      Notice of Meetings - Notice of the time and place of each meeting of shareholders shall be given in the manner provided in section 12.01 not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice, if any, is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.  Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditors report, election of directors and appointment of auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.  A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.05                      List of Shareholders Entitled to Notice - The Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each shareholder.  If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on a day not later than 10 days after such record date and the list shall be prepared no later than 10 days after the record date.  If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held.  The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the securities register is kept and at the place where the meeting is held.

10.06                      Record Date for Notice - The Board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, for the determination of the shareholders entitled to notice of or to vote at the meeting, provided that notice of any such record date is given, not less than 7 days before such record date, by newspaper advertisement in the manner provided in the Act.  If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of or to vote at the meeting shall be the close of business on the last business day immediately preceding the day on which the notice is sent or if no notice is sent, the day on which the meeting is held.

10.07                      Meetings Without Notice - A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or the directors waive notice of or otherwise consent to such meeting being held.  At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact.  If the meeting is held at a place outside Alberta, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.08                      Chairman, Secretary and Scrutineers - The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: president, managing director, chairman of the Board, or a vice-president who is a shareholder.  If no such officer is present within 15 minutes from the time fixed for the commencement of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman.  If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.09                      Persons Entitled to be Present - The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting.  Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10                      Quorum - Unless and until shares of the Corporation are sold to the public, subject to the requirements of the Act, a quorum for the transaction of business at any meeting of shareholders, irrespective of the number of persons actually present at the meeting, shall be one person present in person being a shareholder entitled to vote thereat or a duly appointed representative or proxyholder for an absent shareholder so entitled, and holding or representing in the aggregate not less than a majority of the outstanding shares of the Corporation entitled to vote at the meeting.

At such time as shares of the Corporation have been sold to the public, the quorum for the transaction of business at any meeting of the shareholders shall consist of at least two persons holding or representing by proxy not less than five (5%) percent of the outstanding shares of the Corporation entitled to vote at the meeting.

If a quorum is not present at the opening of any meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place, but may not transact any other business.  If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment.  If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by the Act to each shareholder who is entitled to receive notice of the meeting.   Those shareholders present at any duly adjourned meeting shall constitute a quorum.

10.11                      Right to Vote - Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in section 10.05, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except, where the Corporation has fixed a record date in respect of such meeting pursuant to section 10.06, to the extent that such person has transferred any of his shares after such record date and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than 10 days before the meeting that his name be included to vote the transferred shares at the meeting.  In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at that time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.12                      Proxies - Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy.  A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act.

10.13                      Time for Deposit of Proxies - The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited.  A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14                      Joint Shareholders - If two or more persons hold shares jointly, one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them.

10.15                      Votes to Govern  - At any meeting of shareholders every question shall, unless otherwise required by the Act, be determined by the majority of the votes cast on the question.  In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.16                      Show of Hands - Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands or any other manner permitted by the Act unless a ballot thereon is required or demanded as hereinafter provided.  Upon a show of hands every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.17                      Ballots - On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands or other form of voting has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot.  A ballot so required or demanded shall be taken in such manner as the chairman shall direct.  A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18                      Adjournment - If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that it is adjourned.  If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.19                      Resolution in Writing - A resolution in writing signed in counterpart or in one instrument by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders.

10.20                      Only One Shareholder - Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

SECTION 11

DIVISIONS AND DEPARTMENTS

11.01                      Creation and Consolidation of Divisions - The Board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the Board may consider appropriate in each case.  The Board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the Board may consider appropriate in each case.

11.02                      Name of Division - Any division or its sub-units may be designated by such name as the Board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name.  Any such contracts, cheque or document shall be binding upon the Corporation as if it had been entered into or signed in the name of the Corporation.

11.03                      Officers of Divisions - From time to time the Board or, if authorized by the Board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration.  The Board or, if authorized by the Board, the chief executive officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer's rights under any employment contract.  Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

SECTION 12

NOTICES

12.01                      Method of Giving Notices - Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the Board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication or by electronic means in accordance with the provisions of the Electronic Transactions Act. (Alberta)  A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch.  The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by him to be reliable.

12.02                      Notice to Joint Shareholders - If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

12.03                      Computation of Time - In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

12.04                      Undelivered Notices - If any notice given to a shareholder pursuant to section 12.1 is returned on two consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

12.05                      Omissions and Errors - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

12.06                      Persons Entitled by Death or Operation of Law - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

12.08                      Waiver of Notice - Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the Board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be.  Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the Board which may be given in any manner.

SECTION 13

EFFECTIVE DATE

13.01                      Effective Date - This by-law shall come into force upon the passing of same by the Board, subject to confirmation of the by-law by the shareholders of the Corporation as required by the Act.

CONSENTED to by the first director(s) of the Corporation, as evidenced by the signature(s) hereto.

DATED this day of , 2009